Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-194256 and 333-196437

Free Writing Prospectus dated June 17, 2014

Fantex, Inc.

On June 11, 2014, an article was published by CNBC (the “Article”), attached hereto as Annex A. The Article references the initial public offering (the “EJ Manuel Offering” and the “Mohamed Sanu Offering” respectively, and collectively the “Offerings”) of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”) by Fantex, Inc. (the “Company”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-194256 and 333-196437, respectively), as amended (the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offerings and quote certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into the Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

Article

•                  The Article’s headline begins: “Investors in NFL players…” and links to another article titled “‘It’s fun’ being a security: 49ers’ Vernon Davis.”  The Article also states that small investors in the shares include “fans who like the idea of having a stake in Davis’s success.” Holders of shares of the Company’s tracking stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series EJ Manuel and Fantex Series Mohamed Sanu, tracking stocks intended to track and reflect the separate economic performance of the EJ Manuel brand and the Mohamed Sanu brand, respectively. Holders of shares of Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and between Vernon Davis, The Duke Marketing LLC and the Company.

•                  The Article quotes Mr. French as saying “that if the company’s estimates are correct, it’s possible IPO investors could get a complete return of capital in about five years, leaving room for upside beyond that” and further notes that “assuming all of Fantex’s estimates are precisely correct, shareholders who bought at the IPO will generate an annualized return of 11.4 percent from their investment.” The Company’s estimates of the value of the Vernon Davis lifetime brand income was based on a number of estimates, as further described in detail under the section entitled “Vernon Davis Brand Contract, at Estimated Fair Value” in the Registration Statements. If any of the Company’s assumptions are incorrect, then the estimate of the fair value of Vernon Davis’s brand contract may be too high. The Offerings are complex and highly speculative, and the securities involve a high degree of risk. An investment in the tracking stock should only be considered by persons who can afford the loss of their entire investment and only after carefully evaluating all of the information in the Company’s Registration Statements.

•                  The Article comments on the Company’s valuation by noting that “Fantex filters the set further using factors that historically contributed to longer careers.” The Company clarifies that the set of 212 tight ends was considered in full and was used to estimate the career length of Vernon Davis based on six factors that were the determined to be the most statistically relevant to a deviation from the average career length of an NFL tight end. The Company’s valuation model is further described in the section entitled “Vernon Davis Career Length” in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts, the longevity of Mr. Manuel’s career, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, EJ Manuel or Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated June 11, 2014

Investors in NFL players should brace for big hits

By John Jonnarone | June 11, 2014, 1:20 PM ET

The hunt for yield has taken investors to increasingly risky places. In the latest gamble, some are literally going up against the toughest defenses in the National Football League.

Since going public in late April, shares of Fantex Vernon Davis have risen an impressive 18 percent, far outpacing broad stock market indexes. The shares, which trade on Fantex’s own market, represent a claim on 10 percent of all future football-related earnings from the San Francisco 49ers tight end, including endorsements and potential post-career earnings from activities such as broadcasting.

The shares appear to be a success with small investors, including fans who like the idea of having a stake in Davis’s success. While the current stock price values Davis’s future earnings at $50 million, the shares outstanding are only worth $5 million, making it hard for institutional investors to consider buying them.

Read More > ‘It’s fun’ being a security: 49ers’ Vernon Davis

What’s required for the investment to be a winner? The bull case is that Davis continues to play, paying out money he receives from endorsements and the NFL. Indeed, Fantex has already declared a dividend of $0.70 a share payable in late August—a hefty 7 percent payout for investors who bought the stock at the IPO price of $10.

Fantex CEO Buck French told CNBC that if the company’s estimates are correct, it’s possible IPO investors could get a complete return of capital in about five years, leaving room for upside beyond that. The reason is that the IPO valuation assumed a hefty discount rate averaging 11.4 percent across future income streams, making it possible for investors to get all of their money back even before Davis’s career ends.

Still, the vast majority of the implied value in Davis’s stock depends on deals that haven’t been signed yet. At the time of the listing, Davis’s lifetime brand income was estimated to be worth $39.3 million after applying a discount to adjust for time and risk. Some $26.8 million, or 68 percent, of that related to estimated earnings from a potential new NFL contract, endorsements, and other post-career income.

Estimated lifetime brand income for Vernon Davis, present value:

[Pie chart of the estimated lifetime brand income:
Future NFL contract: 49%
Current NFL contract 31%
Endorsements: 16%
Post-Career: 4%]

The biggest single component of those earnings, of course, hinges on Davis securing another NFL contract, which Fantex estimates to have a gross value of $33 million. And that figure probably understates the significance of a new contract, given that Davis would struggle to win new endorsements without one.

In order for Davis to earn that money, he would need to have an exceptionally long career and continue to perform at a very high level. The tight end started in the NFL in 2006 and Fantex estimates his career will last 14 years, until he is about 36 years old.

Fantex justifies its assumptions using empirical data from a set of 212 tight ends. While the average career length in that data set was just 5.5 years, Fantex filters the set further using factors that historically contributed to longer careers. Given that Davis has achieved a very high number of receptions, yards, and touchdowns, along with factors such as his participation in a Super Bowl and selection for a Pro Bowl, Fantex calculated a long career for Davis.

French recently spoke in greater detail about the structure of the investment and its assumptions on SumZero, a private network for analysts at hedge funds, mutual funds and private-equity firms.

While Davis has many strengths on his side and a relatively light history of injury in the last few years, any player is vulnerable. Two tight ends, in particular, have recently sustained injuries that look worrisome. Rob Gronkowski of the New England Patriots and former Green Bay Packers player Jerimichael Finley are both recovering and could be sidelined for several months or more.

And even if Davis’s career stays on track, the structure of the stock leaves investors vulnerable to the risk that he doesn’t make a payment under his contract with Fantex. The prospectus lists such a risk factor, saying that Davis “may choose to make payments to other creditors rather than us.” Davis couldn’t be reached for comment when his manager was contacted by CNBC.

For its part, Fantex has run credit checks on Davis and reviewed his financial position to ensure the risk of default is minimal. French also said Fantex is in the process of arranging to collect payment directly from the 49ers for Davis’s regular salary, the most important source of income.

Assuming all of Fantex’s estimates are precisely correct, shareholders who bought at the IPO will generate an annualized return of 11.4 percent from their investment. But as the stock price climbs and that potential return has begun to decline, it may only be die-hard Davis fans who stick their necks out.

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